12/1/14

14041992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED NOV 28 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SULLIVAN MORRISSEY & MICKLE SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 EAST 56th STREET
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK J MARRON 516-287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, A DIVISION of O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/1/14

OATH OR AFFIRMATION

I, JOHN F. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SULLIVAN MORRISSEY + MICKLE SECURITIES CORP, as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI PRITCHARD
Notary Public, State of New York
No. 01PR6005976
Qualified in Queens County
Commission Expires June 03, 2018

Notary Public

Signature

CHAIRMAN

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Sullivan Morrissey & Mickle Securities Corp.

We have audited the accompanying financial statements of Sullivan Morrissey & Mickle Securities Corp. (the "Company"), which comprise the statement of financial condition as of September 30, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies

November 25, 2014

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

Sullivan Morrissey & Mickle Securities Corp.

Statement of Financial Condition
September 30, 2014

ASSETS	
Cash and cash equivalents	$ 35,147
Receivable from Parent	24,477
Due from broker	5,341
	$ 64,965
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 7,650
Stockholder's Equity	
Common stock, $1 par value; 1,000 shares authorized; 200 issued and outstanding	200
Capital in excess of par value	9,800
Retained earnings	47,315
Total Stockholder's Equity	57,315
	$ 64,965

See notes to financial statements

Sullivan Morrissey & Mickle Securities Corp.

Statement of Operations
Year Ended September 30, 2014

REVENUE	
Commissions	$ 30,594
Other	3
Total Revenue	30,597
EXPENSES	
Clearance fees	13,516
Rent	8,495
Accounting fees	9,450
Regulatory fees	2,755
General and administrative	6,000
Miscellaneous	2,000
Total Expenses	42,216
Net Loss	$ (11,619)

Sullivan Morrissey & Mickle Securities Corp.

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2014

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, beginning of year	$ 200	$ 9,800	$ 58,934	$ 68,934
Net Loss	-	-	(11,619)	(11,619)
Balance, end of year	$ 200	$ 9,800	$ 47,315	$ 57,315

See notes to financial statements

Sullivan Morrissey & Mickle Securities Corp.

Statement of Cash Flows
Year Ended September 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (11,619)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Due from broker	(2,660)
Receivable from Parent	29,296
Accounts payable and accrued expenses	(3,350)
Net Cash from Operating Activities	11,667
Net Change in Cash and Cash Equivalents	11,667
CASH AND CASH EQUIVALENTS	
Beginning of year	23,480
End of year	$ 35,147

See notes to financial statements

Sullivan Morrissey & Mickle Securities Corp.

Notes to Financial Statements
September 30, 2014

1. Organization

Sullivan, Morrissey & Mickle Securities Corp.(the "Company"), a wholly-owned subsidiary of Sullivan, Morrissey & Mickle Capital Management Corp. (the "Parent"), is a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company introduces its customer transactions to another securities broker-dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include short-term cash investments and money market funds with maturities of three months or less at date of acquisition.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Income Taxes

The Company has elected S corporation status for federal income tax purposes and is included in the consolidated Form 1120S of the Parent whereby net taxable income or loss is reported on the personal income tax return of the shareholders. The Company is subject to state and local franchise taxes.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to audits by the applicable taxing jurisdictions for periods prior to 2011.

2. Summary of Significant Accounting Policies (*continued*)

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which is November 25, 2014.

3. Receivable from Parent

The Parent charges the Company a share of its expenses in connection with an expense allocation agreement. An analysis of the receivable from Parent for the year ended September 30, 2014 is as follows:

Receivable from Parent , beginning of year	$ 53,773
Expenses paid by Parent	(29,296)
Receivable from Parent, end of year	$ 24,477

4. Due from Broker

The Company, as an introducing broker under a clearance agreement with another securities broker-dealer (the "Clearing Broker"), earns commission revenues. Under the agreement, the clearing and depository operations for the customer accounts are performed by the Clearing Broker.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Broker. The Clearing Broker has the right to charge the Company for losses that that it incurs as the result of customers' failure to complete transactions and for certain other matters

Amounts due from the Clearing Broker represent a concentration of credit risk. The Company mitigates this risk by reviewing, as it considers necessary, the credit standing of its customers, the Clearing Broker and other financial institutions with which it conducts business.

6. Net Capital Requirements

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2014, the Company had net capital, as defined, of $32,497 which was $27,497 in excess of required net capital. The Company's net capital ratio was 23.54%.

Sullivan Morrissey & Mickle Securities Corp.

Supplementary Information
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934

As of September 30, 2014

Sullivan Morrissey & Mickle Securities Corp.

Schedule of Computation of Net Capital Under
Rule 15c3-1 Under the Securities Exchange Act of 1934 ("SEA")
As of September 30, 2014

NET CAPITAL	
Total stockholder's equity from Statement of Financial Condition	$ 57,315
Deduction for non-allowable assets:	
Receivable from Parent:	(24,477)
Net capital before haircuts on securities positions	32,838
Haircuts on money market fund	(341)
Net Capital	32,497
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000
Excess Net Capital	$ 27,497
Computation of Aggregate Indebtedness	
Total aggregate indebtedness liabilities	$ 7,650
Percent of aggregate indebtedness to net capital	23.54%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

There are no differences between the above calculation and the calculation included in the Company's amended unaudited FOCUS Report as of September 30, 2014.

Sullivan Morrissey & Mickle Securities Corp.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER SEA RULE 15c3-3
AS OF SEPTEMBER 30, 2014

The firm has claimed an exemption from SEA Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The firm will not hold customer funds or safekeep customer securities.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEA RULE 15c3-3
AS OF SEPTEMBER 30, 2014

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the firm does not have possession or control of customer securities.

See Independent Auditors' Report

Rule 15c3-3 Exemption Report
September 30, 2014

Sullivan Morrissey & Mickle Securities Corp.

In accordance with the FINRA membership agreement applicable to Sullivan Morrissey & Mickle Securities Corp. (the "Company"), the Company does not handle cash or securities on behalf of customers. In addition, the Company introduces its customers on a fully disclosed basis to and their cash and/or securities transactions are cleared by an independent clearing broker.

It is the Company's belief that by its business structure, its agreement with its clearing broker and discussions with regulatory examiners during past examinations and its FINRA coordinator that it is designated to operate under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company has discussed clarifying this designation in its membership agreement with FINRA.

Therefore, to the best of its knowledge and belief, the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended September 30, 2014 without exception.

John F. Sullivan

Name: John F. Sullivan
Tittle: Chairman
Date: November 25, 2014

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Sullivan Morrissey & Mickle Securities Corp.

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Sullivan, Morrissey & Mickle Securities Corp. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies

November 25, 2014

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 I Fax: 212.687.4346 I www.odpkf.com

Rule 15c3-3 Exemption Report
September 30, 2014

Sullivan Morrissey & Mickle Securities Corp.

In accordance with the FINRA membership agreement applicable to Sullivan Morrissey & Mickle Securities Corp. (the "Company"), the Company does not handle cash or securities on behalf of customers. In addition, the Company introduces its customers on a fully disclosed basis to and their cash and/or securities transactions are cleared by an independent clearing broker.

It is the Company's belief that by its business structure, its agreement with its clearing broker and discussions with regulatory examiners during past examinations and its FINRA coordinator that it is designated to operate under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA"). The Company has discussed clarifying this designation in its membership agreement with FINRA.

Therefore, to the best of its knowledge and belief, the Company it is in compliance with Rule 15c3-3 and has been so throughout the year ended September 30, 2014 without exception.

John F. Sullivan

Name: John F. Sullivan
Tittle: Chairman
Date: November 25, 2014